FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Acquisition announcement made on 03 August 2004
	2.	Director Shareholding announcement made on 10 August 2004
	3.	Director Shareholding announcement made on 11 August 2004
	4.	Holding(s) in Company announcement made on 12 August 2004
	5.	Capital Raising announcement made on 16 August 2004
	6.	Capital Raising announcement made on 16 August 2004
	7.	Holding(s) in Company announcement made on 17 August 2004
	8.	Holding(s) in Company announcement made on 17 August 2004
	9.	Capital Raising announcement made on 18 August 2004
	10.	Directorate Change announcement made on 18 August 2004
	11.	Capital Raising announcement made on 19 August 2004
	12.	Director Shareholding announcement made on 19 August 2004
	13.	Holding(s) in Company announcement made on 20 August 2004
	14.	Directorate Change announcement made on 23 August 2004
	15.	Dividend Declaration announcement made on 26 August 2004
	16.	Preference Share Issue announcement made on 26 August 2004
	17.	Dividend Declaration announcement made on 26 August 2004

Enclosure No. 1

RBS TO EXTEND MERCHANT ACQUIRING CAPABILITY WITH ACQUISITION OF LYNK SYSTEMS INC IN US

The Royal Bank of Scotland Group plc ("RBS") has reached agreement to acquire Lynk Systems Inc ("Lynk") a US based merchant acquiring business for a total consideration of $525 million (GBP288 million). RBS is currently the third largest merchant acquirer globally.

Lynk, which is based in Atlanta, was established in 1991 as a full service merchant acquirer processor for small and medium sized retail businesses. It is the sixth largest non-bank acquirer and the ninth largest acquirer of credit and debit card transactions in the US market. It has increased transaction volumes by over 50% since 2001 to 282 million in 2003. It employs over 500 people at its headquarters in Atlanta and also has a national network of over 350 sales employees.

This acquisition is an important step for RBS giving it merchant acquiring capability in the largest card payments market in the world. Lynk has experienced rapid growth enabled by a competitive product proposition and excellent customer service. Lynk has a highly regarded management team which is enthusiastic about the future growth prospects for this business within the RBS Group and the potential to leverage this growth from the strength of its corporate and business banking customer base.

As with previous acquisitions, RBS will focus on delivering strong organic growth. In the US this will further leverage the merchant base of Citizens Financial Group. The strength of the RBS balance sheet and corporate banking customer base in the US will present the opportunity to extend the offering of Lynk to large corporate and national customers. The Lynk platform is scalable and capable of supporting all of RBS's merchant acquiring needs within the US.

The acquisition is expected to exceed the Group's normal hurdle rate and will be accretive to earnings before goodwill amortisation and integration costs in its first full year. It will have minimal impact on RBS capital ratios. The deal is subject to regulatory approvals and is expected to complete in the third quarter of 2004. The acquisition will be funded from existing resources.

Sir Fred Goodwin, Group Chief Executive of RBS said:

"RBS is the world's third largest merchant acquirer and this is a logical, low risk step for us into the world's largest credit card payments market. Citizens has a strong business customer base which gives us the opportunity for strong organic growth for Lynk. This along with the scalability and flexibility of Lynk's platform, and the synergies which we will deliver will give additional value for our shareholders."

Edward R. Uzialko, Lynk's Founder and Chief Executive Officer said:

"We are delighted to become part of such a highly regarded world class company. The Lynk management team and I are enthusiastic about the future growth prospects and the potential to leverage the strengths of the RBS Group, enabling Lynk to be a significant player in the US marketplace."

3rd August 2004

For Further Information

Richard O'Connor, Investor Relations

Tel: +44 (0) 20 7672 1758 Mob: +44 (0) 7909 873681

Carolyn McAdam, Media Relations

Tel: +44 (0) 131 523 2055 Mob: +44 (0) 7796 274968

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of director

Sir Fred Goodwin

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4.  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7.   Number of shares / amount of stock acquired

8

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.   Percentage of issued class

-

11.   Class of security

Ordinary Shares of 25p

12.   Price per share

£14.91

13.   Date of transaction

9 August 2004

14.   Date company informed

9 August 2004

15.   Total holding following this notification

64,779

16.   Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant

18.   Period during which or date on which exercisable

19.   Total amount paid (if any) for grant of the option

20.   Description of shares or debentures involved: class, number

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.   Total number of shares or debentures over which options held following this notification

23.   Any additional information

24.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25.   Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

10 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of director

Norman Cardie McLuskie

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7.   Number of shares / amount of stock acquired

8

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.   Percentage of issued class

-

11.   Class of security

Ordinary Shares of 25p

12.   Price per share

£14.91

13.   Date of transaction

9 August 2004

14.   Date company informed

9 August 2004

15.   Total holding following this notification

157,720

16.   Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant

18.   Period during which or date on which exercisable

19.   Total amount paid (if any) for grant of the option

20.   Description of shares or debentures involved: class, number

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.   Total number of shares or debentures over which options held following this notification

23.   Any additional information

24.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25.   Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

10 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of director

Frederick Inglis Watt

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7.   Number of shares / amount of stock acquired

50,000

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.   Percentage of issued class

-

11.   Class of security

Ordinary Shares of 25p

12.   Price per share

£14.74

13.   Date of transaction

11 August 2004

14.   Date company informed

11 August 2004

15.   Total holding following this notification

57,611

16.   Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant

18.   Period during which or date on which exercisable

19.   Total amount paid (if any) for grant of the option

20.   Description of shares or debentures involved: class, number

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.   Total number of shares or debentures over which options held following this notification

23.   Any additional information

24.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

11 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

Cater Allen International Limited

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Cater Allen International Limited

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited

5.   Number of shares / amount of stock acquired

-

6.   Percentage of issued class

-

7.   Number of shares / amount of stock disposed

-

8.   Percentage of issued class

-

9.   Class of security

Ordinary Shares of 25p

10.   Date of transaction

9 August 2004

11.   Date company informed

11 August 2004

12.   Total holding following this notification

107,628,711

13.   Total percentage holding of issued class following this notification

3.424%

14.   Any additional information

This holding has arisen from stock lending transactions done under the relevant approved documentation as a principal trading member of the London Stock Exchange.

15.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16.   Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

12 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

The Royal Bank of Scotland Group plc

16 August 2004

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUSTS III AND IV PLAN TO ISSUE NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("the Group") intends to issue Non-Cumulative Trust Preferred Securities ("the Securities") denominated in US Dollars through RBS Capital Trust III ("Trust III") and RBS Capital Trust IV ("Trust IV"). The offering will be made pursuant to a Form F-3 shelf registration statement which the group has filed with the Securities and Exchange Commision.

The Trust III securities will initially pay a fixed rate coupon and the Trust IV securities will pay a floating rate coupon.

The proceeds of the issue of these Securities will be used to further strengthen the Group's capital base and for general corporate purposes.

JPMorgan, Lehman Brothers and RBS Greenwich Capital are advising RBS jointly in connection with the issue. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Trust III securities or Trust IV securities in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State.

For further information, please contact:

The Royal Bank of Scotland Group plc
Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Director
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 523 5171	Tel: 020 7375 4925
JPMorgan	Lehman Brothers International
David Sismey	Nick Turnor
Vice President	Executive Director
125 London Wall	25 Bank Street
London	London
EC2Y 5AJ	E14 5LE
Tel: 020 7325 5486	Tel: 020 7103 2164
RBS Greenwich Capital
Gordon Taylor
Director
135 Bishopsgate
London
EC2M 3UR
Tel 020 7334 1217
Stabilisation - FSA

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP PLANS

US DOLLAR PREFERENCE SHARE ISSUE

16th August 2004

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to issue Category II Non-cumulative Dollar Preference Shares to be designated Series M ("the Series M Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series M ADRs") in the United States, at a subscription price of US$25.00 per share.

The Series M Preference Shares will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the Securities and Exchange Commission, Washington, D.C. and which provides for the offer and sale from time to time of, among other things the Group's dollar preference shares.

Application will be made to list the Series M ADRs on the New York Stock Exchange. The FSA has confirmed that the Series M Preference Shares will qualify as Tier One capital.

The Group is being advised in connection with the issue by Citigroup Global Markets, Inc. who are also acting with Merrill Lynch & Co, Morgan Stanley, RBS Greenwich Capital, UBS Securities LLC, and Wachovia Securities as managers.

The proceeds of the issue of the Series M Preference Shares will be used to further strengthen the Group's capital base and for general corporate purposes. A portion of the proceeds from this offering may be applied to finance in part the acquisition of Charter One Financial Inc, which is expected to close by the fourth quarter of 2004, subject to Charter One shareholder and regulatory consents.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series M Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series M Preference Shares will be offered to the public in the UK.

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Director
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 523 5171	Tel: 020 7375 4925
Citigroup
Alan Patterson
Managing Director
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 020 7986 8990
Stabilisation FSA

Enclosure No. 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

Lehman Brothers International (Europe)

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5.   Number of shares / amount of stock acquired

-

6.   Percentage of issued class

-

7.   Number of shares / amount of stock disposed

-

8.   Percentage of issued class

-

9.   Class of security

Ordinary Shares of 25p

10.   Date of transaction

12 August 2004

11.   Date company informed

16 August 2004

12.   Total holding following this notification

96,438,259

13.   Total percentage holding of issued class following this notification

3.07%

14.   Any additional information

15.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16.   Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

16 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

Lehman Brothers International (Europe)

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5.   Number of shares / amount of stock acquired

-

6.   Percentage of issued class

-

7.   Number of shares / amount of stock disposed

-

8.   Percentage of issued class

-

9.   Class of security

Ordinary Shares of 25p

10.   Date of transaction

13 August 2004

11.   Date company informed

17 August 2004

12.   Total holding following this notification

169,563,832

13.   Total percentage holding of issued class following this notification

5.39%

14.   Any additional information

15.   Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 6981

16.   Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 6981

Date of notification

17 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 9

The Royal Bank of Scotland Group plc

18 August 2004

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUSTS III AND IV COMPLETE SALE OF US$ 1,500 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("the Group") has issued US$ 1,500 million of Non-cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust III ("Trust III") and RBS Capital Trust IV ("Trust IV"). The offering was made pursuant to a Form F-3 shelf registration statement which the group filed with the US Securities and Exchange Commission.

The Trust III Securities will pay a fixed 5.512% coupon rate until September 30, 2014. The Securities are redeemable at the option of Trust III in whole or in part on September 30, 2014 and on any distribution payment date thereafter at par, subject to prior consent by the UK Financial Services Authority. After September 30, 2014 the distribution rate will adjust to 3-month US dollar LIBOR + 1.84%. The Securities have a liquidation preference of US$1,000 each.

The Trust IV Securities will pay a floating coupon rate of 3-month US dollar LIBOR + 0.8% until September 30, 2014. The Securities are redeemable at the option of Trust IV in whole or in part on September 30, 2014 and on any distribution payment date thereafter at par, subject to prior consent by the UK Financial Services Authority. After September 30, 2014 the distribution rate will adjust to 3-month US dollar LIBOR + 1.8%. The Securities have a liquidation preference of US$1,000 each.

JPMorgan, Lehman Brothers and RBS Greenwich Capital jointly lead managed the issue of these Securities for the Group.

Settlement of the Trust III Securities and the Trust IV Securities is expected on 24 August 2004.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Trust III Securities or Trust IV Securities in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Director
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 523 5171	Tel: 020 7375 4925
JPMorgan	Lehman Brothers International
David Sismey	Nick Turnor
Vice President	Executive Director
125 London Wall	25 Bank Street
London	London
EC2Y 5AJ	E14 5LE
Tel: 020 7325 5486	Tel: 020 7103 2164
RBS Greenwich Capital
Gordon Taylor
Director
135 Bishopsgate
London
EC2M 3UR
Tel 020 7334 1217
Stabilisation - FSA

Enclosure No. 10

BOARD CHANGES AT THE ROYAL BANK OF SCOTLAND GROUP PLC

The Royal Bank of Scotland Group plc announces the following Board changes:

Mr Archie Hunter and Mr Joe MacHale have been appointed as non-executive directors of the Group with effect from 1 September 2004.

Mr Hunter (60) was Scottish Senior Partner of KPMG between 1992 and 1999 and former President of Institute of Chartered Accountants Scotland between 1997 and 1998. He has extensive professional experience in the UK and North and South America. Mr Hunter is currently Chairman of Macfarlane Group plc and a Governor of the Beatson Cancer Research Institute.

Mr MacHale (53) held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly Chief Executive of

J P Morgan Europe, Middle East and Africa Region. He is currently a non-executive director and Chairman of the Audit Committee of Morgan Crucible plc and a Trustee of MacMillan Cancer Relief.

Commenting on the changes Sir George Mathewson, Chairman of the Group said,

"I am delighted that Archie Hunter and Joe MacHale have agreed to join the Group Board. The depth and breadth of their knowledge, skills, and experience represents a further strengthening of our Board".

18 August 2004

Enclosure No. 11

THE ROYAL BANK OF SCOTLAND GROUP

AGREES PRICE US$925 MILLION PREFERENCE SHARE ISSUE

19th August 2004

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 37,000,000 Category II Non-cumulative Dollar Preference Shares to be designated Series M ("the Series M Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series M ADRs") in the United States, at a subscription price of US$25.00 per share, with a coupon of 6.40%.

Non-cumulative preferential dividends on the Series M Dollar Preference Shares will be payable in US dollars quarterly in arrears on 31 March, 30 June, 30 September and 31 December, at a rate of US$1.60 annually per Series M Dollar Preference Share. The Series M Dollar Preference Shares can be redeemed in whole or in part at any time on or after September 30, 2009 at US$25.00 per share, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by Citigroup Global Markets, Inc. who are also acting with Merrill Lynch & Co, Morgan Stanley, RBS Greenwich Capital, UBS Securities LLC, and Wachovia Securities as managers.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series M Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series M Preference Shares will be offered to the public in the UK.

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Director
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 523 5171	Tel: 020 7375 4925
Citigroup
Alan Patterson
Managing Director
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 020 7986 8990

Stabilisation FSA

Enclosure No. 12

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Robert Avisson Scott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert Avisson Scott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

500

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£14.7679

13. Date of transaction

12 August 2004

14. Date company informed

18 August 2004

15. Total holding following this notification

1945

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

19 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Robert Avisson Scott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs Joanne Rose Scott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

503

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£14.75880

13. Date of transaction

13 August 2004

14. Date company informed

18 August 2004

15. Total holding following this notification

2448

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

19 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 13

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

17 August 2004

11. Date company informed

20 August 2004

12. Total holding following this notification

123,448,600

13. Total percentage holding of issued class following this notification

3.93%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

20 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 14

BOARD CHANGES AT THE ROYAL BANK OF SCOTLAND GROUP PLC

The Royal Bank of Scotland Group plc announces that Mr Norman McLuskie, executive director of the Group Board and Chairman of Retail Direct Division retires today on his sixtieth birthday.

Mr McLuskie joined the Group in 1982 and was appointed to the Group Board in 1992. He will continue as non-executive Chairman of Retail Direct and as a non-executive director of RBS Insurance and Tesco Personal Finance in addition to representing the Group on the boards of Mastercard International and Mastercard Europe, of which he is Chairman.

Commenting on Mr McLuskie's retirement, Sir George Mathewson, Chairman of the Group said,

"I would like to thank Norman McLuskie for his outstanding service to the Group Board over the last 12 years and am pleased that we will continue to have the benefit of his contribution in his various non-executive roles".

23 August 2004

Enclosure No. 15

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2004

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 September 2004. The dividends will be paid on 30 September 2004 at the undernoted rates to holders on the register at the close of business on 15 September 2004. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 September 2004.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

26 August 2004

End

 THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 AND SERIES 2 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 30 SEPTEMBER 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 September 2004. The dividends will be paid on 30 September 2004 at the undernoted rates to holders on the register at the close of business on 15 September 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 September 2004.

Series	Dividend payable per share
Series 1	US$45.59
Series 2	US$44.085

26 August 2004

End

END

Enclosure No. 16

THE ROYAL BANK OF SCOTLAND GROUP

COMPLETES US$ 925 MILLION PREFERENCE SHARE ISSUE

26th AUGUST 2004

The Royal Bank of Scotland Group plc ("the Group") has completed the issue of 37,000,000 Category II Non-cumulative Dollar Preference Shares designated Series M ("the Series M Dollar Preference Shares"). The proceeds of the issue of the Category II Non-cumulative Dollar Preference Shares, after deducting underwriting commission, amount to US$895,862,500. Application has been made for the Series M Dollar Preference Shares to be listed on the New York Stock Exchange.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series M Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series M Preference Shares will be offered to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc
Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Diector
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 523 5171	Tel: 0207 375 4925

Citigroup
Alan Patterson
Managing Director
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 0207 986 8990

END

Enclosure No. 17

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES M NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE PERIOD 26 AUGUST TO 30 SEPTEMBER 2004

The Directors have declared the specified dividend on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the period 26 August 2004 to 30 September 2004. The dividend will be paid on 30 September 2004 at the undernoted rate to holders on the register at the close of business on 15 September 2004. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 September 2004.

Series	Dividend payable per share
Series M	US$0.1511111

26 August 2004

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat